26 October 2026

RELX PLC

Transactions in own shares

RELX PLC announces that during the period 19 October 2026 to 21 October 2026 it purchased through JP Morgan Securities plc a total of 384,277 RELX PLC ordinary shares of 14 51/116 pence each on the London Stock Exchange. The purchased shares will be held as treasury shares.

RELX PLC

Transaction details: RELX PLC ordinary shares of 14 51/116 pence each

Issuer name:	RELX PLC
ISIN:	GB00B2B0DG97
Intermediary name:	J.P. Morgan Securities plc
Intermediary Code:	JPMSGB2L
Time zone:	UTC
Currency:	GBP

Aggregated information

Date of purchase	Number of ordinary shares purchased	Highest price paid (p)	Lowest price paid (p)	Volume weighted average price paid per share (p)
19/10/2026	128,004	2958	2909	2931.6886
20/10/2026	128,076	2946	2884	2917.4176
21/10/2026	128,197	2968	2898	2939.9661

Following the settlement of the above transactions, RELX PLC holds 871,910 ordinary shares in treasury, and has 1,741,290,013 ordinary shares in issue (excluding treasury shares). Since 2 January 2026 RELX PLC has purchased 83,764,038 ordinary shares.

Disaggregated information

In accordance with UKLR 9.6.6R and Article 5(1)(b) of Regulation (EU) No 596/2014 as it applies in the UK (the Market Abuse Regulation), detailed information about the individual purchases is provided on a weekly basis and for the period above is provided here:

http://www.rns-pdf.londonstockexchange.com/rns/4441A_1-2026-10-26.pdf

Legal Entity Identifier: 549300WSX3VBUFFJOO66